

Mail Stop 3561

March 5, 2010

David P. Storch
Chairman and Chief Executive Officer
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

> **Re: AAR CORP.**
> **Form 10-K for fiscal year ended May 31, 2009**
> **Filed July 16, 2009**
> **File No. 001-06263**

Dear Mr. Storch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K Filed July 16, 2009
Risk Factors, page 7

1.   Please remove the statement that "The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could adversely impact our results of operations or financial condition in the future." All material risks should be discussed in this section. If risks are not deemed material then they

should not be mentioned. Please confirm that in future filings you will remove this language.

Schedule 14A Filed September 2, 2009
Executive Compensation, page 20

2.   We note on page 25 that the performance goals for Messrs. Clark and Stinson's annual cash incentive opportunities were based on the "financial measures for their respective business groups." It appears that you have not disclosed the target pre-tax income, return on invested capital, and cash flow for Aviation Supply Chain for Mr. Clark and Structures and Systems for Mr. Stinson. Please confirm that in future filings you will disclose the specific performance targets used to determine cash bonuses. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact me at (202) 551-3859.

Regards,

John Dana Brown
Attorney-Advisor

cc: Robert J. Regan
        Fax: (630) 227-2039